Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2003 (b)	2002 (b)	2001 (b)	2000 (b)	1999

Fixed charges, as defined:
Interest on long-term debt	$201	$209	$220	$223	$205
Interest on short-term debt and other interest	3	3	4	16	12
Amortization of debt discount, expense and premium - net	8	7	6	4	3
Interest on capital lease obligations
Charged to expense				4	9
Capitalized					1
Estimated interest component of operating rentals	7	7	8	14	19
Preferred security distributions of subsidiaries on a pre-tax basis		13	23	23	23

Total fixed charges	$219	$239	$261	$284	$272

Earnings, as defined:
Net income (a)	$25	$39	$114	$250	$444
Preferred security dividend requirements	3	16	26	26	37

	28	55	140	276	481
Add:
Income taxes	18	18	65	171	151
Amortization of capitalized interest on capital leases				2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	219	225	238	257	243

Total earnings	$265	$298	$443	$706	$877

Ratio of earnings to fixed charges	1.2	1.2	1.7	2.5	3.2

(a)	Net income excludes extraordinary item and the cumulative effect of a change in accounting principle.
(b)	Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to 1999.